Financial results and supplementary metrics

1. IFRS P&L

Line Item	Q1'24	Q2'24	Q3'24	Q4'24	Q1'25	Q2'25	Q3'25	Q4'25	Q1'26
Transaction and service revenue	486	518	532	600	519	604	634	743	671
Gain on sale of consumer receivables	—	—	—	—	—	—	—	73	57
Interest income	157	164	174	181	182	219	269	267	284
Total revenue	**643**	**682**	**706**	**781**	**701**	**823**	**903**	**1,082**	**1,012**
Processing and servicing costs	(136)	(148)	(151)	(161)	(164)	(187)	(208)	(250)	(266)
Provision for credit losses	(117)	(106)	(116)	(156)	(136)	(174)	(235)	(250)	(186)
Funding costs	(113)	(120)	(123)	(147)	(130)	(147)	(180)	(210)	(171)
Technology and product development	(99)	(103)	(107)	(135)	(115)	(120)	(123)	(128)	(129)
Sales and marketing	(79)	(78)	(70)	(101)	(91)	(93)	(102)	(128)	(105)
Customer service and operations	(57)	(48)	(44)	(54)	(51)	(51)	(53)	(52)	(55)
General and administrative	(51)	(64)	(65)	(101)	(94)	(65)	(77)	(70)	(81)
Depreciation, amortization and impairments	(19)	(19)	(17)	(27)	(10)	(32)	(8)	(4)	(2)
Operating expenses	**(671)**	**(686)**	**(693)**	**(882)**	**(791)**	**(869)**	**(986)**	**(1,093)**	**(996)**
Operating Profit (loss)	**(28)**	**(5)**	**13**	**(101)**	**(90)**	**(46)**	**(83)**	**(11)**	**17**
Other income (expense)	3	2	2	147	(2)	—	(4)	(5)	(2)
Profit (Loss) before taxes	**(25)**	**(3)**	**15**	**46**	**(92)**	**(46)**	**(87)**	**(16)**	**15**
Tax (expense) benefit	(5)	1	(2)	(6)	(7)	(7)	(8)	(10)	(14)
Net Profit (loss)	**(30)**	**(2)**	**12**	**40**	**(99)**	**(53)**	**(95)**	**(26)**	**1**

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Financial results and supplementary metrics

2. Non-IFRS P&L

Line item	Q1'24	Q2'24	Q3'24	Q4'24	Q1'25	Q2'25	Q3'25	Q4'25	Q1'26
Transaction and service revenue	486	518	532	600	519	604	634	743	671
Gain on sale of consumer receivables	-	-	-	-	-	-	-	73	57
Interest income	157	164	174	181	182	219	269	267	284
Total revenue	**643**	**682**	**706**	**781**	**701**	**823**	**903**	**1,082**	**1,012**
Processing and servicing	(136)	(148)	(151)	(161)	(164)	(187)	(208)	(250)	(266)
Provision for credit losses	(117)	(106)	(116)	(156)	(136)	(174)	(235)	(250)	(186)
Funding costs	(113)	(120)	(123)	(147)	(130)	(147)	(180)	(210)	(171)
Transaction costs	**(366)**	**(374)**	**(390)**	**(464)**	**(430)**	**(508)**	**(623)**	**(710)**	**(623)**
Transaction margin dollars	**277**	**308**	**316**	**317**	**271**	**315**	**280**	**372**	**389**
Technology and product development	(78)	(81)	(78)	(71)	(83)	(93)	(97)	(102)	(110)
Sales and marketing	(77)	(77)	(65)	(91)	(80)	(83)	(85)	(106)	(87)
Customer service and operations	(57)	(47)	(42)	(45)	(51)	(48)	(50)	(51)	(54)
General and administrative	(51)	(58)	(52)	(67)	(54)	(62)	(63)	(66)	(70)
Adjusted operating expenses	**(263)**	**(263)**	**(237)**	**(274)**	**(268)**	**(286)**	**(295)**	**(325)**	**(321)**
Adjusted operating profit (loss)	**14**	**45**	**79**	**43**	**3**	**29**	**(15)**	**47**	**68**
- Depreciation, amortization and impairments	(36)	(38)	(34)	(77)	(26)	(27)	(25)	(28)	(24)
- Share based payments	(5)	(9)	(20)	(57)	(59)	(26)	(39)	(33)	(29)
- Restructuring and other	(2)	(3)	(12)	(8)	(8)	(21)	(5)	2	2
Operating profit (loss)	**(28)**	**(5)**	**13**	**(101)**	**(90)**	**(46)**	**(83)**	**(11)**	**17**
Other income (expense)	3	2	2	147	(2)	-	(4)	(5)	(2)
Profit (Loss) before income tax	**(25)**	**(3)**	**15**	**46**	**(92)**	**(46)**	**(87)**	**(16)**	**15**
Income tax	(5)	1	(2)	(6)	(7)	(7)	(8)	(10)	(14)
Net income (loss)	**(30)**	**(2)**	**12**	**40**	**(99)**	**(53)**	**(95)**	**(26)**	**1**

Like-for-like growth rates	Q1'24	Q2'24	Q3'24	Q4'24	Q1'25	Q2'25	Q3'25	Q4'25	Q1'26
GMV, of which:					13%	19%	23%	23%	22%
Transaction and service revenue					14%	17%	19%	18%	21%
Gain on sale of consumer receivables									
Interest income					19%	28%	48%	40%	46%
Total revenue					**15%**	**20%**	**26%**	**32%**	**36%**
Processing and servicing					26%	26%	36%	56%	54%
Provision for credit losses					19%	60%	98%	55%	28%
Funding costs					18%	17%	39%	35%	22%
Transaction costs					**21%**	**33%**	**56%**	**49%**	**37%**
Transaction margin dollars					**6%**	**4%**	**-11%**	**8%**	**34%**
Technology and product development					7%	8%	19%	32%	27%
Sales and marketing					7%	4%	24%	10%	1%
Customer service and operations					-10%	-5%	12%	2%	-3%
General and administrative					10%	1%	15%	-6%	21%
Adjusted operating expenses					**4%**	**3%**	**18%**	**11%**	**12%**

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Financial results and supplementary metrics

3. US vs ex-US P&L

US · United States	**Q1'24**	**Q2'24**	**Q3'24**	**Q4'24**	**Q1'25**	**Q2'25**	**Q3'25**	**Q4'25**	**Q1'26**
GMV ($b) · US	**4,159**	**4,525**	**4,646**	**5,999**	**5,113**	**6,202**	**6,643**	**8,553**	**7,115**
Transaction and service revenue	138	150	157	203	177	194	200	247	224
Gain on sale of receivables							-	60	57
Interest income	42	50	53	57	61	81	117	106	117
Total revenue	**179**	**200**	**210**	**261**	**238**	**275**	**317**	**413**	**399**
Processing and servicing	(61)	(65)	(68)	(75)	(73)	(88)	(94)	(119)	(139)
Provision for credit losses	(47)	(48)	(53)	(92)	(58)	(102)	(135)	(140)	(84)
Funding costs	(29)	(37)	(37)	(44)	(40)	(47)	(71)	(90)	(70)
Total transaction costs	(137)	(150)	(158)	(210)	(171)	(236)	(300)	(349)	(293)
Transaction Margin Dollars (TMD)	**42**	**50**	**52**	**51**	**67**	**39**	**17**	**64**	**106**
TMD % of Revenue	24%	25%	25%	19%	28%	14%	6%	15%	27%

Global (Ex-US) · all other markets	**Q1'24**	**Q2'24**	**Q3'24**	**Q4'24**	**Q1'25**	**Q2'25**	**Q3'25**	**Q4'25**	**Q1'26**
GMV ($b) · Global (Ex-US)	**19,669**	**21,339**	**21,526**	**23,383**	**20,211**	**24,980**	**26,016**	**30,146**	**26,576**
Transaction and service revenue	348	368	375	397	342	410	433	496	446
Gain on sale of consumer receivables	-	-	-	-	-	-	-	13	-
Interest income	115	114	120	124	121	138	152	161	167
Total revenue	**463**	**482**	**496**	**521**	**463**	**548**	**586**	**669**	**613**
Processing and servicing	(75)	(83)	(84)	(86)	(90)	(100)	(114)	(131)	(127)
Provision for credit losses	(70)	(59)	(63)	(65)	(78)	(72)	(100)	(109)	(102)
Funding costs	(84)	(83)	(85)	(104)	(90)	(101)	(109)	(120)	(102)
Transaction costs	(229)	(224)	(232)	(255)	(259)	(272)	(323)	(361)	(331)
Transaction margin dollars	**234**	**258**	**264**	**266**	**203**	**276**	**263**	**308**	**283**
TMD % of Revenue	51%	53%	53%	51%	44%	50%	45%	46%	46%

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Financial results and supplementary metrics 4. Allowance Roll Forward 45/14/2026 Alllowance for credit losses walk Q1'25 Q2'25 Q3'25 Q4'25 Q1'26 Opening balance 332 354 401 492 492 Provision for credit losses 136 174 235 250 186 Realized losses (123) (141) (144) (193) (169) Asset sale activity — — — (57) (55) FX / other 9 14 — — (5) Closing balance 354 401 492 492 448

Financial results and supplementary metrics

5. Balance Sheet

Line item	Q4'24	Q1'25	Q2'25	Q3'25	Q4'25	Q1'26
Cash and cash equivalents	3,243	4,105	5,504	6,795	3,803	2,806
Debt securities	454	1,188	1,381	1,657	1,518	2,132
Consumer receivables	8,141	8,124	9,950	10,095	10,459	9,166
Other financial assets at amortized cost	—	—	—	—	—	776
Consumer receivables at fair value through OCI	—	—	—	—	386	542
Consumer receivables at fair value through profit ar	2	—	—	—	400	124
Settlement, trade and other receivables	493	501	699	553	580	855
Property and equipment	85	87	64	54	60	62
Goodwill	613	643	680	681	685	671
Intangible assets	376	397	402	392	383	358
Deferred tax assets	33	34	28	36	36	26
Other assets	364	447	481	519	487	470
Total Assets	**13,804**	**15,526**	**19,189**	**20,782**	**18,797**	**17,988**
Accounts payable and accrued expenses	572	524	547	562	655	545
Consumer deposits	9,510	10,843	13,970	13,972	13,003	12,301
Payables to merchants	696	987	1,168	753	736	855
Notes payable and other borrowings	513	534	727	2,623	1,359	1,415
Deferred tax liabilities	1	1	1	3	2	3
Other liabilities	255	294	266	249	358	235
Total Liabilities	**11,547**	**13,183**	**16,679**	**18,162**	**16,113**	**15,354**
Share capital	—	—	—	4,199	—	—
Additional paid in capital	4,646	4,654	4,805	892	427	450
Other equity instruments	—	—	—	—	—	—
Reserves	(479)	(282)	(184)	(170)	(90)	(165)
Retained Earnings (Accumulated deficit)	(2,081)	(2,202)	(2,283)	(2,472)	2,170	2,173
Total equity excluding non-controlling interests	**2,086**	**2,170**	**2,338**	**2,449**	**2,507**	**2,458**
Non-controlling interests	171	173	172	171	177	176
Total equity	**2,257**	**2,343**	**2,510**	**2,620**	**2,684**	**2,634**
Total equity and liabilities	**13,804**	**15,526**	**19,189**	**20,782**	**18,797**	**17,988**

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Financial results and supplementary metrics 6. Funding 65/14/2026 Funding cost breakdown ($m) Q1'25 Q2'25 Q3'25 Q4'25 Q1'26 Interest costs on funding 109 124 138 132 121 Fair value adjustment on loans sold and held for sale 21 23 42 78 50 Funding costs 130 147 180 210 171

Financial results and supplementary metrics

7. Key Metrics

GMV	Q1'24	Q2'24	Q3'24	Q4'24	Q1'25	Q2'25	Q3'25	Q4'25	Q1'26
Group ($m)	**23,828**	**25,864**	**26,172**	**29,382**	**25,323**	**31,182**	**32,659**	**38,698**	**33,691**
Charge card equivalent/ Pay Later	17,634	19,669	19,802	23,530	20,226	24,986	25,803	30,467	26,089
Point of sale Installments / Fair Financing	1,110	1,240	1,359	1,696	1,721	2,577	3,247	4,500	4,103
Everyday spending / Pay in Full	4,244	4,170	4,248	4,122	3,373	3,617	3,608	3,731	3,499
US ($m)	**4,154**	**4,521**	**4,642**	**5,998**	**5,113**	**6,202**	**6,643**	**8,553**	**7,115**
Charge card equivalent/ Pay Later	3,643	3,900	4,007	5,127	4,217	4,643	4,512	5,412	4,265
Point of sale Installments / Fair Financing	491	590	598	821	850	1,498	2,056	3,026	2,724
Everyday spending / Pay in Full	20	31	37	50	46	61	75	115	126
Global (Ex-US) ($m)	**19,674**	**21,343**	**21,530**	**23,384**	**20,210**	**24,980**	**26,016**	**30,145**	**26,576**
Charge card equivalent/ Pay Later	13,991	15,769	15,795	18,403	16,009	20,343	21,291	25,055	21,824
Point of sale Installments / Fair Financing	619	650	761	875	871	1,079	1,191	1,474	1,379
Everyday spending / Pay in Full	4,224	4,139	4,211	4,072	3,327	3,556	3,533	3,616	3,373

KPI metrics	Q1'24	Q2'24	Q3'24	Q4'24	Q1'25	Q2'25	Q3'25	Q4'25	Q1'26
Active consumers (m)	83	84	87	92	98	111	114	118	119
ARPAC ($)	29	31	31.3	30.5	29.2	27.2	28.1	29.8	32.1
Merchant partners (k)	568	588	615	681	723	786	850	966	1,075

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